Exhibit 2.n.1

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Senior Securities” and “Experts” and to the use of our reports dated (a) March 8, 2006, with respect to the consolidated financial statements, schedule 12-14, and consolidated financial highlights of American Capital Strategies, Ltd., and (b) April 14, 2006 with respect to the senior securities table of American Capital Strategies, Ltd., included in Amendment No. 1 to the Registration Statement (Form N-2 No. 333-133571) and related Prospectus of American Capital Strategies, Ltd. for the registration of common stock, preferred stock, or debt securities up to an aggregate initial offering price of $3,000,000,000.

/s/ Ernst & Young LLP

June 23, 2006

McLean, Virginia